Notice and Information Statement Dated May , 2000

TO THE STOCKHOLDERS OF COMPUTER POWER INC.:

         In accordance with the provisions of Section 14A:5-6 of the New Jersey Business Corporation Act ("NJBCA"), notice is hereby given that Public Access Lighting, L.L.C. ("PAL") as the holder of 2,102,114 shares (57%) of the issued and outstanding common stock of Computer Power Inc., a New Jersey corporation ("CPI"), having not less than the minimum number of votes that would be necessary to authorize or take such action, as described below has, by written consent without a meeting and without a vote, on ____________, 2000, (the "Written Consent"), in lieu of any meeting taken the following shareholder actions:

                  The election of Maureen Mulholland to serve as a member of the Board of Directors of CPI to fill a vacancy on the Board of Directors and to serve until the next annual meeting of shareholders and until her successor has been elected and qualified.

                  To approve a merger of CPI into CPI Acquisition Corp. ("CAC"), an entity specifically organized under Delaware law for this purpose and owned by PAL. Minority CPI shareholders will receive payment of $.28 for each share of CPI stock beneficially owned on _____________, 2000 ( the "Merger"), plus interest thereon from May _____, 2000 through the date the Merger is consummated, as provided by New Jersey law.

         These actions of electing Ms. Mulholland and approving the Merger become effective on __________, 2000 [20 days from date of this notice].

         Only holders of record of CPI's stock at the close of business on _______, 2000, are entitled to receive notice of the informal action by the shareholders in accordance with Section 14A:5-6 of the NJBCA. This Information Statement is being sent on or about _______________, 2000 to such holders of record. No response is being requested from you and you are requested not to respond to this Information Statement. In accordance with Section 14A:5-6 of the NJBCA, this Notice and Information Statement is notice of the taking of the corporate action without a meeting by less than unanimous written consent to those shareholders who have not consented in writing.

                      WE ARE NOT ASKING YOU FOR A PROXY AND

                    YOU ARE REQUESTED NOT TO SEND US A PROXY.


CPI:                                 PAL:
Computer Power Inc.                  Public Access Lighting, L.L.C.
124 West Main Street                 13603 South Halsted Street
High Bridge, New Jersey 08829        Riverdale, Illinois   60827
908.638.8000                         708.841.3800

                               COMPUTER POWER INC.

                              INFORMATION STATEMENT

                                       FOR

                                  SHAREHOLDERS

Summary Term Sheet

o Election of Maureen Mulholland to the CPI Board of Directors to approve the annual report, Form 10-KSB for the year ended December 31, 1999 of CPI; to recommend a cash merger with CAC, and such other matters as before the Board of Directors.

o Payment: $.28 per share of CPI common stock plus interest from May _____, 2000 to the date the merger is to be consummated, to be paid to all CPI shareholders other than PAL.

o        Merger of CPI into CAC.

o        Merger occurs on or about _____________________, 2000.

o Shareholders will be instructed by mail regarding payment for their shares of CPI.

o        After Merger, CPI will be wholly owned by PAL.

Election of Maureen Mulholland to the Board of Directors

         In January, 1999, PAL purchased certain CPI promissory notes, warrants and 1,000,000 shares of common stock. Immediately after that transaction, Susan Larson, the Manager of PAL, was elected to CPI's Board of Directors. PAL has loaned $260,000 to CPI. On May 25, 1999, PAL exercised the warrants and purchased 1,102,114 shares of common stock at a purchase price of $.25 per share. It paid for those shares by surrendering approximately $275,000 in principal amount of the promissory notes of CPI which PAL held. In conjunction with the purchase, PAL agreed to forgive the remaining principal notes and accrued interest, totaling $1,770,000.

         Currently, the Board of Directors of CPI consists of two persons. Roger Love who has served as a director since 1972 and is the owner of approximately 13% of CPI and Susan M. Larson who has served as a director since 1999 and is the managing member of PAL, which owns approximately 57% of the outstanding shares of CPI.

         At the present time, the Board of Directors of CPI (Ms.  Larson and Mr.
Love) is unable to reach agreement on a number of matters, including among others, the future direction of CPI, the filing of CPI's annual report with the Securities and Exchange Commission on Form 10-KSB and the proposed cash out Merger of CPI into CAC. The cause of this deadlock on CPI's Board of Directors is Mr. Love's ongoing objection to PAL's acquisition of stock warrants and notes of CPI. Independent counsel, after reviewing all the documentation and hearing from Mr. Love, has determined that PAL properly purchased the stock, warrants and notes and properly exercised the warrants. As a result of a lack of consensus, CPI is faced with substantial obstacles to continue as a going concern. In addition, due to the failure to timely file with the Securities and Exchange Commission the CPI annual report for 1999 on Form 10-KSB, CPI common stock has been delisted from the Nasdaq OTC Bulletin Board and is now only listed in the National Quotation Bureau's "pink sheets."

         PAL as the majority shareholder of CPI, believes that it is in the best interests of CPI to expand the current Board of Directors by the election of Maureen Mulholland to resolve these matters.

         Maureen Mulholland is the treasurer of PAL, having served in that position since 1988. Prior to her employment at PAL, Ms. Mulholland was a consultant to Information Resources Inc. and was employed by The First National Bank of Chicago for fifteen years. Ms. Mulholland graduated in 1977 from Butler University, Indianapolis, Indiana with a B.S. in accounting. Ms. Mulholland is a certified public accountant.

         Upon her election, Maureen Mulholland has advised she intends to approve and sign the 1999 annual report (together with Ms. Larson) so that it may be filed in accordance with the securities laws. A copy of the Form 10-KSB for the year ended December 31, 1999, as proposed to be filed when signed by a majority of directors of CPI, including audited financial statements of CPI, is attached to this Information Statement as Exhibit A.

         Ms. Mulholland has further advised that upon the effective date of her election as a director, she intends to vote in favor of the proposed Merger, thereby providing the majority vote of the directors of CPI in favor of the Merger in support of the majority consent of the shareholders of CPI (PAL) to accomplish the Merger, as required by New Jersey law.

         On [twenty days from the date of notice],  2000, the Board of Directors
approval of annual report for CPI, on Form 10-KSB,and the cash-out   Merger will
be effective.

The Merger

         PAL currently owns 2,102,114 shares of common stock of CPI, which represents approximately 57% of the total outstanding common stock. PAL intends to merge CPI into CAC, an entity specifically created for purposes of this Merger and wholly owned by PAL, by paying all shareholders of CPI other than PAL $.28 plus interest thereon from ____________, 2000 through the Merger Date defined below for each share of common stock owned by them on the date the Merger is effective under the laws of the state of New Jersey. The date of the Merger is presently intended to be _______________, 2000 ("Merger Date"). Following the Merger, CPI will be wholly owned by PAL and will cease being a publicly traded company.

         Pursuant to Section 14A:5-6 of the NJBCA, as a majority shareholder of CPI, upon approval of the Merger by the Board of Directors, PAL has voted by written consent in favor of the Merger to be effective immediately following approval of the Merger by the CPI Board of Directors. PAL is providing the funds to CAC for payment to the minority CPI shareholders for their shares.

         The Merger is intended to reduce the costs of CPI associated with being a publicly traded company and to make capital more likely available to CPI for other business purposes. According to the proposed CPI annual report at December 31, 1999, CPI had 113 shareholders of record and approximately 600 beneficial shareholders.

         The written consents of PAL to elect Ms. Mulholland a director and to approve the Merger, as CPI's majority shareholder, are attached as Exhibit B to this Information Statement. The proposed Agreement and Plan of Merger is attached as Exhibit C.

Payment to CPI Shareholders

         Each shareholder of CPI (other than PAL) on the Merger Date will receive payment of $.28 for each share of common stock owned plus interest thereon from ____________, 2000 through the Merger Date. PAL will not receive any payment for its shares. This amount per share is based upon the public inside bid price for CPI's common stock as reported in the National Quotation Bureau's "pink sheets" for the 30 days before the Merger was publicly announced, in accordance with New Jersey law. On March 30, 2000, the last day CPI shares appear to have been publicly traded, the closing price for CPI's common stock on the Nasdaq OTC Bulletin Board was $.38. On April 27, 2000, the CPI common stock was "delisted" from the Nasdaq OTC Bulletin Board and to the best of PAL's knowledge, CPI shares have not traded since March 30, 2000. See "Price Range of Common Stock" for other historical reported prices.

Method of Payment to CPI Shareholders

         As soon as practicable after the Merger, CAC or CAC's appointed exchange agent will send to each former shareholder of CPI a letter of transmittal which is to be completed and returned in exchange for payment for CPI shares owned. The transmittal letter will also contain instructions explaining the procedure for surrendering CPI's stock certificates.

Shareholders Should Not Return Any Stock Certificates Now.

         Only those holders of CPI's common stock who surrender their stock certificates to the exchange agent or CAC with the properly completed transmittal letter will receive payment for their shares. Holders of unexchanged stock certificates will not be entitled to receive any payment until they surrender their stock certificates. Shares which are held by a broker/dealer, should be handled and exchanged by the broker/dealer and a credit in the amount exchanged should be made to such shareholders' accounts. The exchange agent will provide instructions concerning lost, misplaced or destroyed certificates, as provided in the Agreement and Plan of Merger.

No Solicitation of Votes

         Under Section 14A:5-6 of the NJBCA, in lieu of a meeting, shareholder action may be taken by written consent of a majority of the outstanding shares necessary to authorize the transaction. PAL owns 2,102,114 shares of common stock of CPI, which represents approximately 57% of the total number of outstanding shares of CPI eligible to vote. Therefore, other than PAL's vote, no vote of any other shareholder of CPI is required to authorize the election of Maureen Mulholland to the Board of Directors or to approve the Merger. As such, on __________, 2000, PAL has voted in favor of the election of Maureen Mulholland to the Board of Directors. On __________, 2000, the effective date of Ms. Mulholland's election, the Board of Directors will approve the CPI 1999 annual report on Form 10-KSB for filing with the Securities and Exchange Commission and will formally recommend the Merger. Immediately thereafter, PAL's vote by written consent in favor of the Merger will be effective.

         PAL is not required to solicit and is not soliciting votes or consents from any of CPI's other shareholders.

         Notice of completion of the Merger will be sent to all shareholders (other than PAL) after the Merger occurs along with a letter describing how to receive payment for CPI shares.

No Appraisal Rights

         CPI's shareholders do not have any appraisal rights under NJBCA in connection with the Merger. Under the New Jersey Shareholders Protection Act, however, CAC is obligated to pay at least $.28 per share for the shares of CPI other than those owned by PAL.

Business of CPI

         CPI designs, manufactures, markets and services products in three distinct market categories: energy efficient lighting, power protection systems and emergency lighting. The Astralite brand is focused on the energy efficient lighting market. The power protection business is concentrated on the power protection market and emergency lighting market.

         Power protection systems condition and supply electrical power to computers, electronic equipment and lighting systems when utility power fails or is contaminated. These systems serve as a temporary bridge between the termination of utility power and the commencement of power from generators, the restoration of utility power, or provide time for an orderly computer system shutdown without damage or loss of data. Products are automatically activated and provide electrical power to the protected equipment for periods of time ranging from 10 minutes to 8 hours.

         CPI concentrates on three niches of the power protection market: (1) Emergency Lighting, (2) Custom Products, and (3) Standard Products. CPI's main focus is the emergency lighting market, where it offers a line of power protection devices (lighting inverters) which backup lighting fixtures. Required by fire code, all public buildings must provide for a minimum of 90 minutes of emergency lighting. This can be accomplished via generator, battery powered unit lights, or Inverters.

         CPI's power protection equipment can be divided into four sub-categories: double conversion, on-line uninterruptible power systems (UPS), ferroresonant on-line uninterruptible systems (UPS), fast transfer backup power systems, and Standard transfer backup power systems.

         The lighting retrofit market is driven by demands for energy conservation and related pollution reductions and cost savings from numerous sources including the Federal Government, utility power companies and consumers. Numerous enterprises, including both Fortune 500 and small start-up companies, continue to enter the marketplace with various product offerings, ranging from energy efficient lamp replacements to lighting dimmers and controls. Furthermore, utility-sponsored energy management firms and contractors (DSMs and ESCOs) have entered the marketplace offering complete turnkey services to reduce energy consumption in commercial, industrial and public facilities. Most recently the Environmental Protection Agency (EPA) has launched several major campaigns to promote energy efficient lighting products.

         In 1993, CPI, under the brand name Astralite, developed a 1.8-watt solid state Light Emitting Diode (LED) illuminating light source to retrofit the high energy consuming standard incandescent lamps used in Exit Signs. Since 1993, Astralite has expanded its product line to include both LED retrofit kits and complete LED-based Exit Signs. In December of 1997, in compliance with the revised UL code, CPI introduced a new LED based retrofit kit and became the first universally listed supplier of this product. This kit represents an advance in product design taking advantage of new superbright LED's from Hewlett-Packard.

No Regulatory Approvals Needed

         No federal or state regulatory requirements or approvals are required to be completed or obtained in connection with the Merger. CAC and CPI will file all appropriate notifications in New Jersey and in Delaware to consummate the Merger as of the Merger Date.

Federal Income Tax Consequences

         The following summarizes the material federal income tax consequences of the Merger. This discussion is based upon the Internal Revenue Code of 1986, as amended.

         Each shareholder of CPI will be required to recognize a gain or a loss to be measured by the difference between the amount of cash received and the tax basis of each shareholder's CPI shares. This gain or loss will be considered "capital" gain or loss provided the shares were held as a capital asset. The capital gain or loss may be a long term capital gain or loss if the CPI shares had been, on the Merger Date, held for more than one year.

         This discussion does not address all aspects of federal income taxation that may be important to a CPI shareholder in light of each shareholder's particular circumstances or to a shareholder subject to special rules.

         This discussion of material federal income tax consequences is intended to provide a general summary and does not address tax consequences that may vary with individual circumstances. Accordingly, we urge each shareholder to consult his or her own tax advisor to determine the particular federal, state or local tax consequences.

                           PRICE RANGE OF COMMON STOCK

         Until April 27, 2000, CPI's common stock was traded on the Nasdaq OTC Bulletin Board. The following table shows the high and low last reported closing price per share of CPI's common stock for the calendar quarters indicated based on published financial sources.


DATE                           HIGH                     LOW
---------------------------------------------------------------
1998

1st Quarter                    0.375                    0.1875

2nd Quarter                   0.1875                    0.1875

3rd Quarter                   0.1875                     0.125

4th Quarter                     0.25                   0.09375

---------------------------------------------------------------
1999

1st Quarter                  0.34375                      0.23

2nd Quarter                  0.34375                   0.21875

3rd Quarter                     0.24                   0.21875

4th Quarter                  0.28125                      0.22

---------------------------------------------------------------
2000
1st Quarter                    0.625                      0.22
---------------------------------------------------------------

         To the best of PAL's knowledge, the last trade in CPI common stock occurred on March 30, 2000 at $.38 per share. Since that time, PAL believes that the National Quotation Bureau "pink sheets" have published $.28 bid and $.31 asked price per share, but it is unaware of any trades having been consummated.

                             SELECTED FINANCIAL DATA

         The following table shows selected historical audited financial information for CPI for the years ended December 31, 1998 and 1999, and unaudited for the three months ended March 31, 2000. This information is only a summary and you should read it in conjunction with CPI's historical financial statements and related notes as well as Management's Discussion and Analysis of Financial Condition and Results of Operations contained in CPI's annual reports, quarterly reports and other information previously filed with The Securities and Exchange Commission (the "SEC").

         CPI's annual report for the year ended December 31, 1999, in the form proposed to be filed with the SEC on Form 10-KSB, is attached to this Information Statement as Exhibit A.

                               1999          1998
                        -----------   -----------

Net Sales               $5,960,595    $8,443,473

Net Income (Loss)        1,998,949*        6,078

Total Assets             2,335,380     2,666,501

Total Liabilities        2,335,380     5,289,271

Shareholders' Deficit     (348,293)   (2,622,770)

*  Including  $1,770,000   forgiveness  of  indebtedness  by  PAL  and  $182,000
forgiveness of indebtedness by a former officer of CPI. Operating income for 1999 amounted to $46,754, with $1,952,195 recognized as extraordinary income.

                                MORE INFORMATION

         CPI files annual, quarterly and special reports and proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information CPI files at the SEC's public reference room at 450 Fifth Street N.W., Washington, D.C. 20549, or on the SEC's website, http://www.sec.gov.

You may call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. You may also obtain copies of the filings CPI has made with SEC directly from CPI by requesting them in writing or by telephone at the following address:

                               Computer Power Inc.
                              124 West Main Street
                          High Bridge, New Jersey 08829
                                  908.638.8000

Payment of Expenses of this Information Statement

         All of the costs and expenses associated with the preparation, filing and dissemination of this Notice and Information Statement are being borne by PAL and not CPI.